December 11, 2009

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F. Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Stephani Bouvet

Division of Corporation Finance

Re:	Radiant Systems, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Forms 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and
September 30, 2009
File No. 000-22065

Dear Ms. Bouvet:

On behalf of Radiant Systems, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) contained in your letter dated November 30, 2009 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008, and Forms 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1. We note that your website discusses your business operations in the Middle East and Africa. We note 2008 and 2009 news articles stating that your customers include BP plc, Royal Dutch Shell, Exxon Mobil Corporation and Olayan Food Services Company, a division of The Olayan Group which uses your Aloha QuickService POS in its Burger King restaurant franchises. We also note that BP plc, Royal Dutch Shell and Exxon Mobil Corporation have operations in Iran and Syria and that The Olayan Group operates Burger King franchises in Syria and has exported products to Sudan. Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments. In this respect, please tell us whether Olayan Food Services uses your systems in its Syria Burger King franchises and whether The Olayan Group, BP plc, Royal Dutch Shell or Exxon Mobil Corporation use your products, technology or services in their operations in the above referenced countries.

The Company, including its subsidiaries, has no direct contacts with Iran, Syria or Sudan. To the Company’s knowledge, it has no indirect contacts, whether through subsidiaries, resellers, distributors or other arrangements with these countries. In addition, the Company does not anticipate having any direct or indirect contacts with the referenced countries in the future. The Company’s indirect relationship with The Olayan Group is through Professional Solutions, the Company’s reseller for the Middle East. Professional Solutions is incorporated in Bahrain and has its primary operations in Saudi Arabia. The Company does not authorize and has given definitive verbal instructions to Professional Solutions and its other resellers not to sell, implement or use any of its products in Syria or any other countries identified by the State Department as state sponsors of terrorism. The Company has no knowledge of any of its products being sold, deployed or used in Syria or any other countries identified by the State Department as state sponsors of terrorism by The Olayan Group or any other customer.

The Company has direct relationships with BP plc, Royal Dutch Shell and Exxon Mobil Corporation, which means that the Company installs and performs service maintenance on all of the products sold to these companies. For this reason, the Company is certain that its products for the petroleum retail industry have not been sold, deployed or used in Syria, Iran or Sudan.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

2. In future filings, revise your MD&A overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, providing further information about how you earn revenues and income and generate cash. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. In addition, although your overview contains a discussion of known material opportunities presented by known trends and uncertainties, the discussion of these opportunities, as well as the actions you are taking to address these opportunities, challenges and risks, should be discussed in more detail.

In response to the Staff’s comment, the Company will revise its MD&A in future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31,

2009, to provide a more balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the Company’s financial condition and operating results. In addition, the Company will revise its discussion of known material opportunities in future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, to provide more detail on such opportunities, as well as the actions the Company is taking to address these opportunities, challenges and risks.

3. While you state that your financial performance during 2008 was positively impacted by strategic decisions designed to generate future revenue and operating growth income, tell us what consideration you have given to quantifying sources of material changes, particularly with respect to organic versus inorganic growth, in light of your recent acquisitions. Refer to Item 303(a)(3) of Regulation S-K.

The Company’s recent acquisitions were strategic in nature and part of the strategic plans of the Company’s current segments. The Company has described the recent acquisitions in the forepart of MD&A and discussed the impact the acquisitions had on the Company’s consolidated financial statements. This disclosure is included throughout the results of operations subsection of the MD&A. The Company has considered attempting to quantify the impact of acquisitions; however, the quantification of the impact is difficult as the Company integrates acquisitions quickly into the Company’s current segments, product offerings, business models and operations. Integration occurs within the first quarter following the closing of the acquisition; therefore, within three months, sales of newly-acquired products flow through the existing infrastructure of the Company’s current segments along with sales of existing products.

Liquidity and Capital Resources, page 28

4. We note that your JPM Credit Agreement requires you to comply with various financial covenants, including maintaining leverage and fixed charge coverage ratios, as defined. In your future filings, include a discussion of all material financial covenants in your credit agreement with JPMorgan Chase Bank, N.A., including how the leverage and fixed charge coverage ratios are defined.

In response to the Staff’s comments, in future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the Company will include a discussion of all material financial covenants in its credit agreement with JPMorgan Chase Bank, N.A., including how the leverage and fixed charge coverage ratios are defined.

Evaluation of Disclosure Controls and Procedures, page 74

5. You state that the principal executive officer and principal financial officer have concluded as of December 31, 2008 that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by you in the reports you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. In your response letter, please confirm, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusion, please include the entire definition as set forth in the Securities Exchange Act Rule 13a-15(e). This comment also applies to your Forms 10-Q.

The Company confirms that the Company’s disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, to the extent the Company includes a definition of disclosure controls and procedures in its effectiveness conclusions contained in its Form 10-K and Forms 10-Q, the Company will include the entire definition as set forth in Securities Exchange Act Rule 13a-15(e).

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 24, 2009)

Executive Compensation

Summary Compensation Table for Fiscal Years 2006, 2007 and 2008, page 18

6. We note that in your Summary Compensation Table and corresponding Compensation Discussion and Analysis section, you have included disclosure for your CEO, CFO, and two most highly compensated executive officers. Tell us what consideration you have given to Item 403(a)(3)(iii) and (iv) of Regulation S-K, which require information for your three most highly compensated executive officers – other than your principal executive officer and principal financial officer – and up to two additional individuals for whom disclosure would have been provided but for the fact that they were not serving as executive officers. Further, in reference to footnote 3 to the Summary Compensation Table, tell us whether the dollar amount recognized for financial statement reporting purposes was in accordance with SFAS 123(R).

Item 402(a)(3)(iii) of Regulation S-K requires disclosure of the Company’s three most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the last completed fiscal year. In addition, Item 402(a)(3)(iv) of Regulation S-K requires disclosure of up to two additional individuals for whom disclosure would have been provided pursuant to Item 402(a)(3)(iii) of Regulation S-K but for the fact that the individual was not serving as an executive officer of the Company at the end of the last completed fiscal year. The Company advises the Staff that the board of directors of the Company determined that during the entire fiscal year ended December 31, 2008, the Company had only four individuals functioning as executive officers. Securities Exchange Act Rule 3b-7 includes in the definition of “executive officer,” any officer or other person who performs a policy-making function for the registrant. The Company understands that, although individuals serving within the Company may not be identified by their titles as executive officers, certain individuals may still be functioning as executive officers by serving in a policy making role for the Company. The individuals identified as named executive officers in the Company’s Definitive Proxy Statement on Schedule 14A were the only individuals employed by the Company during the fiscal year who performed policy making functions for the Company and its subsidiaries and divisions. No other employee had the senior management duties and responsibilities attendant to the position of executive officer. Although the Company has appointed divisional officers, during the fiscal year ended December 31, 2008, each of these individuals was under the direct supervision of the Company’s Chief Operating Officer, who made all strategic decisions and performed all of the policy making functions for these divisions. The board of directors recognizes that, due to increasing responsibilities, additional individuals may be deemed to be executive officers in the future. As the management positions within the Company change and/or expand, the board of directors will review these positions and consider the designation of additional persons in the executive officer group.

In reference to footnote 3 to the Summary Compensation Table, the Company advises the Staff that the dollar amount recognized for financial statement reporting purposes was in accordance with SFAS 123(R). As stated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Stock-based Compensation Expense” included in the Company’s Form 10-K for the fiscal year ended December 31, 2008, the Company implemented the provisions of SFAS 123(R) on January 1, 2006.

In connection with responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (770) 576-6835. Thank you.

Very truly yours,

/s/ Robert R. Ellis
Vice President of Accounting
(Chief Accounting Officer)